UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 24 – Final Amendment)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251,612.51
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	February 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

     This Amendment No. 24 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Luxembourg Holdings S.à r.l. and BCP Crystal Acquisition GmbH & Co. KG on February 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (as it may be amended or supplemented from time to time, the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on February 2, 2004, and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on February 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 8. Interest in Securities of the Company.

      Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by the following:

      The Subsequent Acceptance Period of the Offer expired on April 19, 2004 at 24:00h Central European Summer Time, 6:00 p.m. New York City time. On April 24, 2004, the Bidder announced the final results of the Offer. According to the announced results, a total of 41,588,227 Celanese Shares were tendered into the Offer, which includes the additional 360,091 Celanese Shares that were validly tendered in the Subsequent Acceptance Period, representing approximately 84.3% of the total outstanding Celanese Shares, excluding Treasury Shares. The full text of the publication announcing the final results of the Offer is attached as Exhibit (a)(5)(II) and is incorporated herein by reference.

Item 12. Exhibits.

      Item 12 of the Schedule TO is hereby and supplemented by adding the following thereto:

(a)(5)(II) Text of publication made by the Bidder pursuant to §23(1) of the German Securities Acquisition and Takeover Act on April 24, 2004.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A., f/k/a BCP Luxembourg Holdings S.à r.l.

By: BCP Caylux Holdings Ltd. 1, its manager

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL HOLDINGS LTD. 2

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(II)	Text of publication made by the Bidder pursuant to §23(1) of the German Securities Acquisition and Takeover Act on April 24, 2004.